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                          DESCRIPTION OF EQUITRUST LIFE
              INSURANCE COMPANY'S ISSUANCE, TRANSFER AND REDEMPTION
                       PROCEDURES FOR ITS FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES


       This document sets forth the administrative procedures that will be followed by EquiTrust Life Insurance Company (the "Company") in connection with the issuance of its individual flexible premium variable life insurance policy (the "Policy") and acceptance of payments thereunder, the transfer of assets held thereunder and the redemption by Policyowners of their interests in the Policies. Capitalized terms used herein have the same definition as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-45813) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

       1. PURCHASE AND RELATED TRANSACTIONS.

       Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction.

       (a) PREMIUM PAYMENTS. The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges must be based upon factors such as age, sex, health and occupation. Premiums for the Policies will not be the same for all Policyowners selecting the same specified amount. An initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The minimum amount of an initial

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premium is equal to an amount that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first two Policy Months. Other than the initial premium, the Company does not require the payment of an additional premium, and failure to pay an additional premium will not of itself cause a Policy to lapse. The Company expects that most Policyowners will choose to pay planned periodic premiums -- that is, level premiums at regular (quarterly, semi-annual or annual) intervals. The Policy provides, however, that a Policyowner may pay premiums in addition to planned periodic premiums (i.e., unscheduled premiums) if (i) the Insured is then living; (ii) the additional premium is at least $100; and (iii) the premium does not cause total premiums paid to exceed the maximum premium limitation for the Policy established by federal tax law. The Company reserves the right to limit the number and amount of unscheduled premium payments. In the event that a tendered premium causes total premiums paid to exceed the maximum premium limitation for the Policies established by federal tax law, the Company will return the portion of such premium which causes total premiums to exceed such limitation.

       The Policy will remain in force provided during the first three Policy Years the Net Accumulated Value, or after three Policy Years the Net Surrender Value, is sufficient to pay the monthly deduction which consists of charges for the cost of insurance, additional insurance benefits and administrative expenses. Thus, the amount of the premium, if any, that must be paid to keep the Policy in force depends upon the amount of the monthly deduction and the Net Accumulated Value or Net Surrender Value of the Policy, which in turn depends upon the investment experience of the Subaccounts of the Variable Account.

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       The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each Insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as attained age, sex and premium class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single rate for all Insureds in a given actuarial category.

       (b) INITIAL PREMIUM PROCESSING. Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve medical examinations or other verification procedures and may require that certain further information be provided by the applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. The effective date of insurance coverage under the Policy will be the latest of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office. The Policy Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date such information is received by the Company at its Home Office. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the Policy Date would fall on the 29th, 30th or 31st of any month, the Policy Date will instead be the 28th of such month.

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Applicants who pay the initial premium at the time of submission of the application will be issued a Temporary Insurance Agreement. The initial Net Premium (the initial premium reduced by a premium expense charge) will be allocated automatically to the Declared Interest Option as of the Policy Date. The initial Net Premium will remain in the Declared Interest Option until the Company receives, at its Home Office, a notice signed by the Policyowner that the Policy has been received and accepted. At that time, the Accumulated Value in the Declared Interest Option automatically will be allocated among the Subaccounts and Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy. No charge is imposed in connection with this initial allocation.

       (c) PREMIUM ALLOCATION. The Policyowner may allocate Net Premiums among the Subaccounts or the Declared Interest Option. The Variable Account currently has 37 Subaccounts, each of which invests exclusively in shares of one of the corresponding portfolios of American Century Investments; Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; EquiTrust Variable Insurance Series Fund; Fidelity Variable Insurance
Products Funds; Franklin Templeton Variable Insurance Products Trust; J.P. Morgan Series Trust II; Summit Pinnacle Series; T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. (each a "Fund"). Each Fund is a series-type mutual fund and is registered with the Securities and Exchange Commission as an open-end diversified management investment company.

       The Policyowner must indicate the initial allocation of premiums in the application for the Policy. Net Premiums will continue to be allocated in accordance with the Policyowner's allocation

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instructions in the application unless contrary written instructions are received by the Company. The change will take effect on the date Written Notice is received at the Home Office. Once a change in allocation is made, all future Net Premiums will be allocated in accordance with the new allocation instructions, unless contrary written instructions are provided by the Policyowner. The minimum percentage of each premium that may be allocated to any Subaccount or the Declared Interest Option is 10%; fractional percentages are not permitted. No charge is imposed for any change in Net Premium allocation.

         (d) EXCHANGE PRIVILEGE. The Company will permit the owner of a flexible premium fixed-benefit life insurance policy issued by the Company or an affiliate ("fixed-benefit policy"), within 12 months of the policy date shown in such policy, to exchange his or her policy for a Policy on the life of the Insured.

         The Policy Date will be the date the application for the Policy is signed. The Policy will have a specified amount equal to the specified amount of the fixed-benefit policy. No evidence of insurability is required to exercise this privilege. The Insured will be placed in the premium class applicable to the initial Specified Amount under the fixed-benefit policy, unless there has been an underwritten increase in Specified Amount, in which event the Ensured will be placed, with respect to the entire Specified Amount under the Policy, in the premium class applicable to such increase in Specified Amount.

         The net cash value of the fixed-benefit policy will initially be allocated to the Declared Interest Option. When the Company receives, at its Home Office, a notice signed by the

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Policyowner that the Policy has been received and accepted, the amount initially allocated to the Declared Interest Option automatically will be transferred among the Subaccounts and the Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy.

         The Company will waive the premium expense charge and premium taxes on the net cash value of the fixed-benefit policy applied to the Policy pursuant to the exchange. In addition, the Company will assess the first year monthly administrative charge only to the extent that 12 monthly per $1,000 charges under the fixed-benefit policy have not been assessed. Otherwise, charges and deductions will be made in the usual manner.

         An exchanging owner will not be permitted to carry over any outstanding loans under his fixed-benefit policy. Any outstanding loan and loan interest must be repaid prior to the date of exchange. If not repaid prior to the date of exchange, the amount of the outstanding loan and interest thereon will be reflected in the net cash value of the fixed-benefit policy.

         (e) REINSTATEMENT. Prior to the Maturity Date, a lapsed Policy (other than a surrendered Policy) may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. In order to reinstate a Policy, a Policyowner must submit: (i) a written application for reinstatement signed by the Insured and the Policyowner; (ii) evidence of insurability satisfactory to the Company; (iii) payment of a premium that, after deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and (iv) an amount equal to the monthly cost of insurance charge for the two Policy months prior to lapse. The effective date of reinstatement will be the

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Monthly Deduction Day coinciding with or next following the date of approval by the Company of the application for reinstatement.

         (f) REPAYMENT OF POLICY DEBT. A loan made under the Policy will be subject to interest charges at the loan interest rate stated in the Policy from the date that the loan is made. Outstanding Policy Debt may be repaid in whole or in part prior to the Maturity Date at any time during the Insured's life so long as the Policy is in force. Any payments made by the Policyowner while there is outstanding Policy Debt are treated first as repayment of Policy Debt, unless the Policyowner indicates otherwise. When a repayment of the debt is made, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the Policy Debt will no longer be segregated within the Declared Interest Option as security for Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

         (g) CORRECTION OF MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex was misstated in an application, the Company will recalculate the Accumulated Value to be the amount it would have been had the cost of insurance been based on the correct age and sex of the Insured. If the Insured has died, the Company will pay the death proceeds that would have been payable at the Insured's correct age and sex.

         2.   TRANSFERS.

         Amounts may be transferred among the Subaccounts an unlimited number of times per year. Only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. The amount of this transfer must be at least $100 or the total Accumulated Value

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in the Subaccount, or the total Accumulated Value in the Declared Interest
Option reduced by any outstanding Policy Debt, if less than $100. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Home Office. The first transfer in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 will be assessed. Transfers resulting from the making of Policy Loans will not be considered transfers for the purposes of these limitations and charges. All transfers affected on the same day will be considered a single transfer for purposes of these limitations and charges. Transfers are made by Written Notice to the Home Office or by telephone if the Policyowner has elected the Telephone Transfer Authorization.

         3.   REDEMPTION PROCEDURES - SURRENDER AND RELATED TRANSACTIONS

         This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity plans.

         (a) SURRENDER. At any time prior to the Maturity Date while the Policy is in force, a Policyowner may surrender the Policy in whole or in part by sending Written Notice to the Company at its Home Office. A surrender charge will apply to any surrender during the first ten Policy Years, as well as during the first ten Policy Years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the Accumulated Value withdrawn will be payable upon each partial withdrawal.

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         The amount payable on complete surrender of the Policy is the Net
Surrender Value at the end of the Valuation Period during which the surrender request is received. If the entire Net Surrender Value is surrendered, all insurance in force will terminate. A partial surrender must be at least $500 and cannot exceed the lesser of (i) the Net Accumulated Value less $500, or (2) 90% of the Net Accumulated Value. The Policyowner may request that the proceeds of a complete or partial surrender be paid in a lump sum or under one of the payment options specified in the Policy.

         A partial surrender will be allocated among the Subaccounts and Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial surrender, the partial surrender will be allocated among the Subaccounts and Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value, reduced by any outstanding Policy Debt, on the date the request is received at the Home Office.

         Surrender proceeds ordinarily will be mailed to the Policyowner within seven days after the Company receives a signed request for a surrender at its Home Office, although payments may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable

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to determine the value of the net assets of the Variable Account. Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

         (b) PAYMENT OF DEATH PROCEEDS. So long as the Policy remains in force, the Company will, upon due proof of the Insured's death, pay the death proceeds to the primary or a contingent Beneficiary (or if no Beneficiary survives the Insured, to the Policyowner or his estate). In determining the amount of the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. The amount of the death benefit payable under a Policy will depend upon the death benefit option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the Specified Amount factor. Under Option B, the death benefit will be equal to the greater of (i) the current Specified Amount, or
(ii) the Accumulated Value multiplied by the Specified Amount Factor. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The Specified Amount factors referred to above are determined by the "cash value corridor" mandated by Section 7702 of the Internal Revenue Code. The factor is 2.50 for those under 40 years of age and declines as the Insured's attained age increases until it becomes 1.0 at age 115.

         The death proceeds will be paid to the Beneficiary in one lump sum or under any of the payment options set forth in the Policy, which include payments of interest only, payments for a

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fixed period, payments for life with a term certain, payments of a fixed amount, and a joint and two-thirds survivor monthly life income. The Company may also provide other payment options in the future.

         If the Insured is still alive and the Policy is in force on the Maturity Date (i.e., the Insured's 115th birthday), the Company will pay the Policyowner the Accumulated Value of the Policy reduced by an outstanding Policy Debt.
         All payments of death benefits and maturity proceeds are ordinarily mailed within seven days after the Company receives due proof of the Insured's death or within seven days of the Maturity Date, unless a payment option is chosen. However, payment may be delayed for more than seven days under the same circumstances described above with respect to surrender payments.

         (c) POLICY LOANS. So long as the Policy remains in force and has a positive Net Surrender Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. The maximum amount that may be borrowed at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid Policy Loan interest. Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force.

         When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy

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Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding immediately prior to such Policy Loan is less than the amount of such Policy Loan, the difference will be transferred from the Subaccounts which have Accumulated Value in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. No charge will be made for those transfers. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office.

         Policy Loan proceeds normally will be mailed to the Policyowner within seven days after receipt of a Written Notice. Postponement of a Policy Loan may take place under the same circumstances described above with respect to surrender payments.

         Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an annual rate determined and declared by the Company. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

         The interest rate charged on Policy Loans is not fixed. Initially, it will be the rate shown in the Policy on the Policy data page. The Company may at any time elect to change the interest rate, subject to certain conditions specified in the Policy and prospectus. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

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         Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. An amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option.

         Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

         (d) POLICY TERMINATION. The Policy will terminate and lapse if, during the first three Policy Years the Net Accumulated Value, or after three Policy Years the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without payment of a sufficient premium. A Grace Period of 61 days begins on the date on which the Company sends Written Notice of any insufficiency to the Policyowner. The notice will be sent to the Policyowner's last known address on file with the Company. The notice will specify the premium payment that, if received during the Grace Period, will be sufficient to keep the Policy in force. If the Company does not receive the premium payment on or before the last day of the Grace Period, the Policy will terminate and insurance coverage and all rights thereunder will cease.

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Insurance coverage will continue during the Grace Period. The amount of the premium sufficient to keep the Policy in force beyond the Grace Period is an amount equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period. A terminated Policy (other than a surrendered Policy) may be reinstated prior to the Maturity Date at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium.

         (e) CANCELLATION PRIVILEGE. The Policyowner may cancel the Policy by delivering or mailing Written Notice to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after receipt of the Policy. With respect to all Policies, the Company will refund, within seven days after receipt of the notice of cancellation and the returned Policy at its Home Office, an amount equal to the greater of premiums paid or the Accumulated Value plus an amount equal to any charges that have been deducted from premiums, Accumulated Value and the Variable Account.

         (f) SPECIAL TRANSFER PRIVILEGE. A Policyowner may, at any time prior to the Maturity Date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy by requesting that all of the Accumulated Value in the Variable Account be transferred to the Declared Interest Option. The Policyowner may exercise this special transfer privilege once each Policy Year. Once a Policyowner exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the

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Policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of this special transfer privilege.

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